UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEMPLUM MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 WEST 16TH STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (239) 810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 PACES FERRY RD SE, STE 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT R. MOLINARI _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
TEMPLUM MARKETS LLC _____ , as
of DECEMBER 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

ANDREW LUY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LU6374672
Qualified in New York County
My Commission Expires 04-30-2022

_____
Signature

_____
CEO
Title

2/25/19

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TEMPLUM MARKETS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of Independent Registered Public Accounting Firm)

YEAR ENDED DECEMBER 31, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Templum Marktes, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Templum Marktes, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

February 26, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TEMPLUM MARKETS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2018

<u>CONTENTS</u>

TEMPLUM MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

<u>ASSETS</u>

Cash	$	1,348,790
Property and equipment, net of accumulated		
Depreciation of $1,322		8,590
Prepaid Expenses		18,170
Total Assets	$	1,375,550

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities

Due to related party	$	89,190
Accounts Payable		7,306
Total Liabilities		96,496
Member's Equity		1,279,054
Total Liabilities and Member's Equity	$	1,375,550

See notes to financial statements.

TEMPLUM MARKETS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Investment banking	$	394,850
Other revenue		1,875
Total Revenues	$	396,725
EXPENSES:		
Regulatory Fees and Expenses		37,823
Technology and Communications		30,647
Occupancy and Equipment		80,522
Professional Fees		162,557
Compensation and Benefits		696,803
Other Operating Expenses		10,161
Total Expenses		1,018,513
NET INCOME (LOSS)	$	(621,788)

See notes to financial statements.

TEMPLUM MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Paid In Capital	Retained Earnings (Deficit)	Total Member's Equity
Balances, December 31, 2017	$ 367,546	$ (70,705)	$ 296,841
Member Contributions	1,604,000		1,604,000
Net income (loss)		(621,788)	(621,788)
Balances, December 31, 2018	$ 1,971,546	$ (692,493)	$ 1,279,053

See notes to financial statements.

TEMPLUM MARKETS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	(621,788)
Items which do not affect cash:		
Depreciation		1,322
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		3,995
Due to Related Party		33,640
Accounts payable		(6,114)
Net cash used by operating activities		(588,945)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(9,911)
Net cash used by investing activities		(9,911)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		1,604,000
Net cash provided by financing activities		1,604,000
NET CHANGE IN CASH		1,005,144
CASH, beginning of year		343,646
CASH, end of year	$	1,348,790

See notes to financial statements.

TEMPLUM MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Templum Markets LLC (the "Company" or "Templum") is a broker-dealer in the business of providing investment banking services. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Templum is a single member Delaware limited liability company and a wholly owned subsidiary of Templum, Inc. (the "Parent Company" or "Member") which is the sole managing member.

The Company was previously known as Liquid M Capital LLC, a Delaware limited liability company. The Company adopted the new name of Templum Markets LLC effective March 2018.

Cash: The Company maintains its cash accounts in high credit quality financial institutions. Balances at December 31, 2018 exceed federal insured limits by approximately $850,000.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Income Taxes: The Company is a proprietorship that is wholly-owned by a corporation for income tax reporting purposes under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its member on its corporate income tax return and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

TEMPLUM MARKETS LLC

NOTES TO FINANCIAL STATEMENTS CONTINUED
YEAR ENDED DECEMBER 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

<u>Revenue from Contracts with Customers:</u> The Company provides services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company did not receive any such retainer, announcement, or other milestone fees during 2018.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue would be classified as deferred revenue on the Statement of Financial Condition.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

<u>Subsequent Events:</u> Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,252,294 which was $1,245,861 in excess of its required net capital of $6,433 and its ratio of aggregate indebtedness to net capital was .077 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

Templum Markets LLC leased office space from its Parent on a month-to-month basis. Rent expense was $79,200 for the year ended December 31, 2018. In addition, the Company had an Expense Sharing Agreement ("ESA") in place with its Parent as it related to certain technology, communications and personnel services provided by the Parent. Templum Markets LLC's expenses, pursuant to the terms of the ESA for the year ended December 31, 2018, were approximately $788,510. Payments for both the sublease and ESA are made on a monthly basis. The balance due to related party on the accompanying statement of financial condition arose from the expense sharing agreement.

NOTE 4 – CONCENTRATIONS

During 2018, all investment banking revenues were from two customers.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

TEMPLUM MARKETS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	1,279,054
Deductions:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid expenses		18,170
Property and equipment, net		8,590
Total deductions		26,760
Net capital	$	1,252,294

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	6.433
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	6,433
Excess net capital	$	1,245,861
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	1,242,644

There are no differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2018.

TEMPLUM MARKETS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2018

<u>COMPUTATION OF AGGREGATE INDEBTEDNESS</u>

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	96,496
Total aggregate indebtedness	$	96,496
Percentage of aggregate indebtedness to net capital		7.71

See independent auditors' report.

TEMPLUM MARKETS LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE
15c3-3

DECEMBER 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Templum Marktes, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Templum Marktes, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Templum Marktes, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Templum Marktes, LLC stated that Templum Marktes, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Templum Marktes, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Templum Marktes, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Templum Markets LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Templum Markets LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.



Vincent Molinari
February 18, 2019